UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-X/A

APPOINTMENT OF AGENT FOR SERVICE

OF PROCESS AND UNDERTAKING

EXPLANATORY NOTE

The Registrant is filing this Amendment to Form F-X to report a change in the U.S. Agent for Service of Process previously appointed by the Registrant in connection with the Registration Statement on Form 40-F (the “Form 40-F”) filed by the Registrant with the Commission on December 21, 2012. The Registrant hereby amends the Form F-X initially filed by the Registrant contemporaneously with the Form 40-F.

A.	Name of issuer or person filing (“Filer”):	Granite Real Estate Investment Trust

B.	(1)	This is [check one]:

		☐	an original filing for the Filer.

		☒	an amended filing for the Filer.

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant:	Granite Real Estate Investment Trust

Form type:	Registration Statement on Form 40-F

File Number (if known):	001-35771

Filed by:	Granite Real Estate Investment Trust

Date Filed (if filed concurrently, so indicate):	December 21, 2012

D.

The Filer is incorporated or organized under the laws of the PROVINCE OF ONTARIO and has its principal place of business at:

77 King Street West, Suite 4010, P.O. Box 159

Toronto-Dominion Centre

Toronto, Ontario

M5K 1H1

Telephone: (647) 925-7500

E.

The Filer designates and appoints United Agent Group Inc. (“Agent”), located at:

United Agent Group Inc.

1521 Concord Pike, Suite 201

Wilmington, Delaware, 19803

(561) 508-5033

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

	(a)	any investigation or administrative proceeding conducted by the Securities and Exchange Commission (“Commission”); and

	(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form 40-F on December 21, 2012 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Securities Exchange Act of 1934, as amended. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the Form 40-F in conjunction with which the amendment is being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form 40-F, the securities to which the Form 40-F relates; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Country of Canada, on this 26th day of July, 2024.

Filer: GRANITE REAL ESTATE INVESTMENT TRUST

By:	/s/ Kevan Gorrie
Name: Kevan Gorrie
Title: President and Chief Executive Officer

This statement has been signed by the following person in the capacity and on the date indicated.

United Agent Group Inc.
(Agent for Service of Process)

By:	/s/ Michael Reinhold
Name: Michael Reinhold
Title: Vice President

Date:	July 26, 2024